FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Brilinta reduced the risk of cardiovascular events in patients with coronary artery disease and type-2 diabetes in Phase III THEMIS trial

02 September 2019 07:00 BST

Brilinta reduced the risk of cardiovascular events in patients with coronary artery disease and type-2 diabetes in Phase III THEMIS trial

Additionally, Brilinta showed a more favourable clinical benefit in a prespecified sub-analysis of patients who had undergone a procedure to open a coronary artery

AstraZeneca today announced detailed results from the positive Phase III THEMIS trial which showed Brilinta (ticagrelor) plus aspirin reduced the relative risk for the composite of cardiovascular (CV) death, heart attack, or stroke by 10% compared with aspirin alone, a statistically significant reduction.

The overall THEMIS trial population was patients with coronary artery disease (CAD) and type-2 diabetes (T2D) with no prior heart attack or stroke.

Additionally, in a clinically meaningful and prespecified sub-analysis of patients who had previously undergone a percutaneous coronary intervention (PCI), a procedure to open a blocked or narrowed coronary artery, a 15% relative risk reduction was observed for Brilinta plus aspirin for the composite of CV death, heart attack, or stroke, compared with aspirin alone.

The safety profile for Brilinta was consistent with the known profile of the medicine with an increased risk of bleeding events observed in both THEMIS and the THEMIS-PCI sub-analysis.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "These positive results show that Brilinta reduced the risk of cardiovascular events in patients with coronary artery disease and type-2 diabetes, and we hope this will make a difference because their risk of heart attack or stroke is almost twice as high as it is among diabetes patients without cardiovascular disease. Also, for the first time, these new data identified an easily-recognisable sub-group of stable patients who may benefit most from Brilinta - those with type-2 diabetes who have undergone PCI."

Deepak L. Bhatt, MD, MPH, THEMIS Co-Chair and Executive Director of Interventional Cardiovascular Programs at Brigham and Women's Hospital, and Professor of Medicine at Harvard Medical School, Boston, US said: "So far, treatment options have been limited for patients with coronary artery disease and type-2 diabetes. The results from THEMIS greatly advance our understanding of cardiovascular risk reduction and refine our understanding of the role of dual antiplatelet therapy in patients across the cardiovascular spectrum."

Gabriel Steg, MD, THEMIS Co-Chair and Professor at Université de Paris, said: "Patients with type-2 diabetes who had undergone a percutaneous coronary intervention, face a similar risk of a cardiovascular event as those who have had a heart attack. The PCI population is a sizeable and easily identifiable group of patients where we saw a more favourable net clinical benefit, that we hope in the future will be considered for long-term therapy with Brilinta and aspirin."

AstraZeneca will work with regulatory authorities to explore an update to the Brilinta label based on these results.

Results from THEMIS and THEMIS-PCI were presented on Sunday 1 September 2019 at the ESC Congress 2019 (the annual meeting of the European Society of Cardiology) in Paris, France. The results for the overall THEMIS trial were published simultaneously in the New England Journal of Medicine1 and results from THEMIS-PCI were published in The Lancet.2

About THEMIS
THEMIS (Effect of Ticagrelor on Health Outcomes in DiabEtes Mellitus Patients Intervention Study) is an AstraZeneca-sponsored, multi-national, randomised, double-blinded trial in patients with CAD and T2D with no prior myocardial infarction or stroke. THEMIS was designed to test the hypothesis that Brilinta plus aspirin would reduce major adverse cardiovascular events (MACE), a composite of CV death, myocardial infarction or stroke, compared with aspirin alone. CAD was defined as a percutaneous coronary intervention (PCI), bypass surgery, or at least a 50% narrowing of a coronary artery. More than 19,000 patients were randomised across 42 countries in Europe, Asia, Africa, North and South America.

THEMIS-PCI is a clinically meaningful and prespecified sub-analysis of patients (11,154 which is 58% of total patients) who had previously undergone percutaneous coronary intervention (PCI).

About Brilinta
Brilinta is an oral, reversible, direct-acting P2Y12 receptor antagonist that works by inhibiting platelet activation. Brilinta, together with aspirin, has been shown to significantly reduce the risk of major adverse cardiovascular events (myocardial infarction, stroke or CV death) in patients with acute coronary syndrome (ACS) or a history of MI.

Brilinta, co-administered with aspirin, is indicated for the prevention of atherothrombotic events in adult patients with ACS, or for patients with a history of MI and a high risk of developing an atherothrombotic event.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. Steg P.G et al. Ticagrelor in Patients with Stable Coronary Disease and Diabetes. New England Journal of Medicine.
2. Bhatt D.L et al. Ticagrelor in patients with diabetes and stable coronary artery disease with a history of previous percutaneous coronary intervention (THEMIS-PCI): a phase 3, placebo-controlled, randomised trial. The Lancet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary